 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

January 22, 2009

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: January 22, 2009

                                                                       By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary

Smith & Nephew
and Plus vendors renegotiate
purchase agreement

22 January 2009

Smith & Nephew
plc
(LSE: SN, NYSE: SNN), the global medical technology business, announces that it has
renegotiated,
 with the vendors of Plus
Orthopedics Holding AG
 ("Plus"),
the original purchase agreement
 for Plus.

Smith & Nephew
and
the vendors of Plus
have
 reached an agreement to reduce the total
original
purchase price by CHF 159
million
 ($141
 million) from CHF
1086
 million
 ($889
million at then prevailing rates)
paid in May
 2007.
As part of the agreement

the parties have resolved their disputes on the contractual purchase price adjustments.
In addition,
Smith & Nephew is releasing the vendors from
substantially all of
their warranties, including
those

relating to taxation,
 under the original purchase agreement
 and has
 dropped all existing claims under the original warranties.

Commenting on the
settlement, David Illingworth, Chief Executive of Smith & Nephew, said:

"I am very pleased that we have reached
this
 agreement with the vendors of Plus.

The strategic logic behind the acquisition remains intact.
Our enlarged European
 business
 is well on its way to realising its potential, through the hard work of our employees as they focus on delivering the best outcomes for patients and service to our customers."

Enquiries

Investors
/Media

Liz Hewitt
Phil Cowdy
Smith & Nephew	Tel:	+44 (0) 20 7401 7646

Media

Jon Coles	Tel:	+44 (0) 20 7404 5959
Brunswick – London

Cindy Leggett-Flynn	Tel:	+1 (212) 333 3810
Brunswick – New York

About
Smith & Nephew

Smith & Nephew is a global medical technology business, specialising in Orthopaedics, including Reconstruction, Trauma and Clinical Therapies; Endoscopy and Advanced Wound Management. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people's lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company operates in 32 countries around the world. Annual sales in 2007 were nearly $3.4 billion.

Forward-Looking Statements

This press release contains certain "forward-looking statements" within the meaning of the
US
 Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under "Outlook" are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew's expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.